

February 26, 2014

**Via Email**
Brian T. Stevens
Vice President and Controller
Mercedes-Benz Financial Services USA LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re:** **Mercedes-Benz Auto Receivables Trust 2010-1**
> **Mercedes-Benz Auto Receivables Trust 2011-1**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 333-159281-02, 333-159281-03**

Dear Mr. Stevens:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1. We note that Exhibit 34.1 states that one material instance of noncompliance was due to certain 10-D filings for the Mercedes-Benz Auto Receivables Trust 2011-1 being incorrectly filed. While the determination of whether there was a material instance of noncompliance is made at the platform level, please confirm that if any identified material instance of noncompliance involved the assets underlying the transaction covered by a particular Form 10-K report, that you disclose that fact in the applicable Form 10-K. Also, please tell us whether Mercedes-Benz Auto Receivables Trust 2010-1 was also part of the sample transactions reviewed to assess compliance with applicable servicing criteria.

<u>Exhibits 33.1 to Forms 10-K</u>

2. We note that the material instances of noncompliance identified by Mercedes-Benz Financial Services USA, as servicer, include (i) certain reports to investors not being filed in accordance with time frames and other terms set forth in the transaction agreements and (ii) certain records describing the servicer's activities in monitoring delinquent pool asset not being maintained as specified in the transaction agreements, and that the servicer is exploring procedural and policy changes to achieve full compliance. So we may better understand the identified material instances of noncompliance, please tell us the following:

- what types of reports were not filed in accordance with time frames and other terms set forth in the transaction agreements;
- were these reports ultimately filed, and if so, when;
- what types of records describing the servicer's activities in monitoring delinquent pool assets were not maintained as specified in the transaction agreements;
- what led you to conclude that distributions to the security holders were not materially impacted;
- what types of procedural and policy changes is the servicer exploring; and
- have any changes been made and, if so, please describe those changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brian T. Stevens
Mercedes-Benz Financial Services USA LLC
February 26, 2014
Page 3

You may contact Michelle Stasny at 202-551-3674 or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel